Correspondence

                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880


                                 March 28, 2008

VIA EDGAR AND FACSIMILIE

Anne Nguyen Parker, Branch Chief
Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

         Re:      New Frontier Energy, Inc.
                  Pre-Effective Amendment No. 2 to Form S-1
                  originally filed on Form SB-2 (SEC File No. 333-144986)

Dear Ms. Parker,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Pre-effective Amendment No. 2 to the Registration Statement on Form S-1 originally filed on Form SB-2 that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on July 31, 2007 (SEC File No. 333-144986).

     The Staff's comments are set forth below along with the Company's responses to those comments.

1. Form SB-2 has been rescinded. Therefore, please file the next amendment to your registration statement on an appropriate form. Refer generally to Release 33-8876 (December 19, 2007) and, in particular, to Section IV ("Compliance Dates") of that release.

     The Company has amended the Registration Statement to reflect a Pre-effective Amendment No. 2 to the Registration Statement on Form S-1 originally filed on Form SB-2.

2. Because you did not address them in your supplemental response, we reissue our prior comments 1, 3 and 6 from our letter dated December 3, 2007.

     Comment No. 1 from letter dated December 3, 2007.

     Please continue to update your filing to provide all required or requested information, such as those indicated by footnote 2 found on page 153 and footnote I found on page 155.

     The Company has amended the filing to as follows:

     Based upon information provided by certain selling shareholders and from representatives of Westminster Securities Corp., a registered broker dealer that served as placement agent in connection with the offering of certain of the Company's securities that are included on this Registration Statement, to the knowledge of the Company no selling shareholder had a short position in the Company's Common Stock.


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Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
March 28, 2008
Page 2

     The selling shareholders who did not submit a response to the Company have been removed from the filing, which has resulted in a reduction in the number of shares of common stock underlying the Company's Debenture Warrants from 587,966 to 403,299 the Company is registering.

     Comment No. 3 from letter dated December 3, 2007.

     We note your response to prior comment 3. Please add risk factor. discussion that, because of placement agent and due diligence fees, the placement agent warrants, possible dividend payments, and the redemption features of the Series C Preferred Stock, AC Warrants and BC Warrants, you maybe required to pay $24.3 million in fees in the first year. Disclose that this may result in negative net proceeds of $2.0 million with respect to the offerings described herein.

     The Company has revised the filing to include the following risk factor:

     As a result of potential fees to be paid in connection with the Series C Preferred Stock Offering, we may realize negative net proceeds.

     Between December 1, 2006 and January 16, 2007, the Company sold in an offering (the Series C Preferred Stock Offering") to accredited investors an aggregate of 444.5 investment units (the "Units") at a purchase price of $50,000 per Unit for aggregate gross proceeds of $21,615,500 in cash and the conversion of principal and interest on a promissory note in the amount of $612,500 into Units, which amount represents the principal amount and all accrued and unpaid interest on a promissory note issued on October 30, 2006. As a result of the payment of certain fees and payments associated with the Series C Preferred Stock Offering, including but not limited to placement agent fees, expenses relating to placement agent warrants, the payment of dividends on the Series C Preferred Stock and the redemption of the Series C Preferred Stock, we may be obligated during the three year term of the Series C Preferred Stock to make payments to the Selling Stockholders or Affiliates of the Selling Stockholders of up to $25,388,864. For additional details on the fees and potential payments associated with the Series C Preferred Stock Offering, see "Fees and Potential Payments Associated with Series C Preferred Stock Offering." In the event we were required to make these payments, it may result in the Company realizing negative net proceeds from the Series C Preferred Stock Offering of $3,773,364. There can no assurance that if the Company was obligated to redeem the Series C Preferred Stock it would have the financial resources to make these payments to the Selling Stockholders. The payment of all or a portion of these fees could have a material adverse effect upon the Company, its results of operations and an investment in our Common Stock.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
March 28, 2008
Page 3


     Comment No. 6 from letter dated December 3, 2007.

     6.   Please revise this paragraph to conform with Rule 421(d) of Regulation
          C. Ensure that readers can easily understand the point of your first paragraph, which is that you have approximately 6 million shares of Common Stock issued and outstanding, but may need to issue an additional 76 million shares pursuant to the tents of your outstanding securities and obligations.

     The Company has revised the disclosure as follows.

     As of March 6, 2008, there were 10,178,078 shares of our Common Stock issued and outstanding, 24,415 shares of our $0.001 par value Series B 12% Cumulative Convertible Preferred Stock ("Series B") issued and outstanding and 219,500 shares of our 2.5% Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") issued and outstanding. If all of the Company's Series B Preferred Stock, Series C Preferred Stock, warrants and options we currently have outstanding were converted into shares of Common Stock or were exercised, we would have to issue an additional 72,899,336 shares of our Common Stock for a then total of 83,077,414 shares of our Common Stock issued and outstanding.

3. Please update your disclosure to include information regarding all material developments, including, among others, your acquisition of interests in Slater Dome Gathering, LLLP.

     The Company has amended the Registration Statement to reflect all material developments, including the acquisition from NRGG of the General Partnership Interests of Slater Dome Gathering, LLLP.

4.   Please provide updated financial statements in your next amendment.

     The Company has revised the Registration Statement to include the financial statements from the quarter ended November 30, 2007.

5. Please consider whether you are required to file in your registration statement financial statements of Slater Dome Gathering, LLLP pursuant to Rule 8-04 of Regulation S-X and related pro forma financial information pursuant to Rule 8-05.

     Due to the Company's acquisition of limited partnership interest of Slater Dome Gathering, LLLP ("SDG") in 2004 and 2005, SDG is and has been considered a variable interest entity under FIN 46R, and has been consolidated into the Company's financial statements since and effective as of March 31, 2005.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
March 28, 2008
Page 4

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                           Sincerely,

                                           SCHLUETER & ASSOCIATES P.C.

                                           /s/ David Stefanski
                                           --------------------------
                                           David Stefanski



cc:      New Frontier Energy, Inc.




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